Exhibit 12.2

Ratio of Earnings to Fixed Charges

		Year Ended December 31
(Dollars in thousands)	Six Months Ended June 30, 2007	2006	2005	2004	2003		2002

Earnings
Income from continuing operations	$20,028	$ 5,236	$ 6,794	$ 78,300	$ 56,552		$ 55,720

Fixed charges	150,939	182,597	184,515	89,581	57,290		64,197

Total	$170,967	$187,833	$191,309	$167,881	$113,842		$119,917

Fixed charges
Interest on repurchase agreements	$150,608	$181,922	$183,833	$ 88,888	$ 56,592		$ 63,491

Interest on mortgages	331	675	682	693	698		706

Total	$150,939	$182,597	$184,515	$ 89,581	$ 57,290		$ 64,197

Ratio of earnings to fixed charges	1.13x	1.03x	1.04x	1.87x	1.99x	x	1.87x

Exh.12.2-1